EXHIBIT 99.1

RADA Electronic Industries Ltd. has Signed a $1M Contract to Deliver Advanced Video Recording and Debriefing Systems for the Chilean Air Force


Press Release
Source: RADA Electronic Industries Ltd.
On Tuesday April 6, 2010, 9:00 am EDT

NETANYA, Israel, April 6, 2010 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) announced today that it has signed a $1.0 Million contract with the Chilean Air Force (FACH) to produce and deliver its advanced airborne video and data recording system as well as ground debriefing systems for installation onboard FACH F-16 aircraft. The contract was signed during the FIDAE 2010 International Air and Space Fair at Santiago de Chile.

Recording and Debriefing systems are part of RADA's current most-selling products worldwide and is in production for several years now. The Chilean Air Force has selected these RADA products to equip all its front-line fighter fleet and has been purchasing RADA's recording and debriefing systems for several years.

Deliveries will be completed during the first half of 2011.

Zvi Alon, RADA's CEO, commented on this purchase order: "We are proud to provide our leading video recording and debriefing systems to FACH, one of the advanced air forces in Latin America. This agreement reinforces the confidence of the market in RADA's advanced recording solutions".

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
RADA Electronic Industries Ltd.
Dubi Sella, V.P Marketing & Sales
+972-9-892-1111
mrkt@rada.com